# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Aadi Bioscience, Inc., CIK 0001422142
CUSIP: 00032Q104
Title of class of securities: Common stock, $0.0001 par value per share
Address of issuer's principal executive offices: 17383 Sunset Boulevard, Suite A250, Pacific Palisades, California (CA), 90272
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0001290162

## Reporting persons
- QVT Financial LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 2,313,702; shared voting power 0; sole dispositive power 2,313,702; shared dispositive power 0; aggregate amount beneficially owned 2,313,702 (9.37% of the class)

## Item 1. Issuer
Name of issuer: Aadi Bioscience, Inc.
Address of issuer's principal executive offices: 17383 Sunset Boulevard, Suite A250, Pacific Palisades, California 90272

## Item 2. Person Filing
Name of person filing: QVT Financial LP
Address of principal business office or, if none, residence: 888 Seventh Avenue, 43rd Floor, New York, NY 10106
Citizenship: Delaware

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned: 2,313,702
Percent of class: 9.37%
Sole power to vote or to direct the vote: 2,313,702
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 2,313,702
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- QVT Financial LP: /s/ Meg Eisner, Authorized Signatory (02/14/2025)